Exhibit 99.1

CATALYST PAPER CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Catalyst Paper Corporation (“Catalyst Paper” or the “Company”)

2nd Floor, 3600 Lysander Lane

Richmond, British Columbia

Canada V7B 1C3

1.2	Executive Officer

The name of the executive officer of the Company who is knowledgeable about the significant acquisition and this Business Acquisition Report is Brian Baarda, Vice-President, Finance and Chief Financial Officer, and his telephone number is (604) 247-4710.

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On January 7, 2015, Catalyst Paper, through a 100% owned subsidiary, completed the acquisition of the Biron paper mill (“Biron”) located in Wisconsin and the Rumford pulp and paper mill (“Rumford”) located in Maine, USA and certain related assets (the “Acquisition”), from NewPage Corporation, NewPage Wisconsin Systems Inc., and Rumford Paper Company (the “Sellers”). Biron manufactures lightweight coated and ultra-lightweight coated paper. Rumford manufactures coated specialty, coated freesheet and coated mechanical paper, as well as Kraft market pulp. The assets acquired include the manufacturing facilities and related working capital.

Catalyst Paper and its subsidiaries also entered into various ancillary agreements with the Sellers providing for, among other things, the purchase and sale of certain raw materials to and from the mills, transition of certain customer orders and accounts, license or transfer of certain intellectual property rights, treatment and disposal of waste and wastewater and certain transitional services.

2.2	Date of Acquisition

January 7, 2015.

2.3	Consideration

Unless otherwise specified in this Business Acquisition Report, all amounts are in Canadian dollars.

As consideration for the Acquisition, a cash payment to the Sellers of US$62.4 million was made on closing, after giving effect to an adjustment under the asset purchase agreement based on estimated working capital at closing. The final purchase price is subject to certain additional post-closing adjustments.

To provide funding for the Acquisition, Catalyst entered into an amendment to its revolving asset-based credit facility (the “ABL Credit Facility”) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The Acquisition was financed through advances under the amended ABL Credit Facility.

2.4	Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma combined financial statements, which are attached as Exhibit “B” to this Business Acquisition Report. The immediate effect of the Acquisition was an increase to the Company’s debt, as described above under “Consideration”.

The Biron and Rumford facilities generated total sales of US$766.4 million and a net loss of US$35.5 million for the year ended December 31, 2014. The manufacturing facilities acquired have an estimated annual production capacity for 2015 of 787,000 metric tonnes of specialty paper and 380,000 metric tonnes of total pulp production, of which 120,000 metric tonnes are designated as market pulp. The remaining 260,000 metric tonnes are to be consumed internally in the paper-making process. Catalyst Paper has continued to operate the manufacturing facilities in substantially the same way and at the same rates subsequent to the completion of Acquisition.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

No informed person, associate or affiliate of Catalyst was a party to the Acquisition.

2.7	Date of Report

April 7, 2015.

Item 3	Financial Statements

(a)	The Combined Balance Sheets as at December 31, 2014 and 2013, and Combined Statements of Operations and Comprehensive Loss, Changes in Invested Equity and Cash Flows of Biron and Rumford for the years then ended, are attached as Exhibit “A” hereto;

(b)	The Pro Forma Unaudited Combined Balance Sheet of Catalyst Paper as at December 31, 2014, and Pro Forma Unaudited Combined Statement of Loss of Catalyst Paper for the year ended December 31, 2014, are attached as Exhibit “B” hereto.

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EXHIBIT A

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KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent Auditors' Report

To the Board of Directors of Catalyst Paper Corporation

We have audited the accompanying combined financial statements of the Biron and Rumford Paper Mills, which comprise the combined balance sheet as at December 31, 2014, the combined statements of operations and comprehensive loss, changes in invested equity and cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Biron and Rumford Paper Mills as at December 31, 2014 and its combined results of operations and its combined cash flows for the year then ended in accordance with United States generally accepted accounting principles.

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Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 to the combined financial statements which describes the basis of preparation used in these combined financial statements. The combined financial statements are prepared for the purpose of presenting the combined financial position of the Biron and Rumford Paper Mills and the results of its combined operations and cash flows in a Business Acquisition Report.

Comparative Information

The combined financial statements of the Biron and Rumford Paper Mills as at and for the year ended December 31, 2013 are unaudited. Accordingly, we do not express an opinion on them.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 2, 2015

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THE BIRON AND RUMFORD PAPER MILLS

(A CARVE-OUT OF NEWPAGE HOLDINGS INC.)

COMBINED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

	2014	2013 (Unaudited)
ASSETS
Cash and cash equivalents (Note 3)	$-	$-
Accounts receivable, net of allowance for doubtful accounts of $137 and $135	45,545	43,541
Inventories (Note 5)	74,385	89,690
Other current assets (Note 7)	1,987	2,613
Total current assets	121,917	135,844

Property, plant and equipment, net (Note 6)	181,923	200,034
Other assets (Note 7)	23,808	25,739
TOTAL ASSETS	$327,648	$361,617

LIABILITIES AND INVESTED EQUITY
Accounts payable	$35,563	$34,586
Other current liabilities (Note 10)	28,481	35,236
Total current liabilities	64,044	69,822

Other long-term liabilities (Note 10)	24,399	46,755
Total long-term liabilities	24,399	46,755
TOTAL LIABILITIES	88,443	116,577

INVESTED EQUITY	239,205	245,040
TOTAL LIABILITIES AND INVESTED EQUITY	$327,648	$361,617

Subsequent event (Notes 1 and 16)

Commitments and contingencies (Notes 12 and 14)

See notes to combined financial statements.

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THE BIRON AND RUMFORD PAPER MILLS

(A CARVE-OUT OF NEWPAGE HOLDINGS INC.)

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

	2014	2013 (Unaudited)
Net sales	$766,395	$799,287
Cost of sales	789,458	765,931
Selling, general and administrative expenses	31,025	36,756
Other expense, net (Note 8)	2,535	68
Loss before income taxes	(56,623)	(3,468)
Income tax benefit	(21,133)	(1,367)
Net loss and comprehensive loss	$(35,490)	$(2,101)

See notes to combined financial statements.

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THE BIRON AND RUMFORD PAPER MILLS

(A CARVE-OUT OF NEWPAGE HOLDINGS INC.)

COMBINED STATEMENT OF CHANGES IN INVESTED EQUITY

DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

Balance
Balance at December 31, 2012 (Unaudited)	$261,413
Net loss	(2,101)
Transactions with NewPage	(14,272)
Balance at December 31, 2013 (Unaudited)	$245,040
Net loss	(35,490)
Transactions with NewPage	29,655
Balance at December 31, 2014	$239,205

See notes to combined financial statements.

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THE BIRON AND RUMFORD PAPER MILLS

(A CARVE-OUT OF NEWPAGE HOLDINGS INC.)

COMBINED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 and 2013

(in thousands of U.S. dollars)

	2014	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,490)	$(2,101)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	31,564	30,736
Goodwill impairment charge (Note 8)	2,532	-
Loss on disposal of assets	525	116
Deferred income taxes	(21,133)	(1,367)
Change in operating assets and liabilities:
Accounts receivable	(2,004)	7,115
Inventories	15,305	(9,750)
Other operating assets	(441)	1,484
Other non-current assets	(2,397)	(3,189)
Accounts payable	977	1,973
Accrued expenses and other obligations	(6,755)	3,774
Other long-term obligations	(156)	1,439
Net cash provided by (used for) operating activities	(17,473)	30,230

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(12,182)	(15,958)
Net cash used for investing activities	(12,182)	(15,958)

CASH FLOWS FROM FINANCING ACTIVITIES
Transactions with NewPage	29,655	(14,272)
Net cash provided by (used for) financing activities	29,655	(14,272)

Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$-	$-

See notes to combined financial statements.

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THE BIRON AND RUMFORD PAPER MILLS

(A CARVE-OUT OF NEWPAGE HOLDINGS INC.)

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 and 2013 (Unaudited)

(in thousands of U.S. dollars)

1.	NATURE OF OPERATIONS

NewPage Holdings Inc. (“NewPage”) is a printing and writing paper manufacturer producing coated, uncoated, supercalendered and specialty papers and market pulp. As of December 31, 2014, NewPage operated eight paper mills in six states of the United States. NewPage’s corporate headquarters is located in Miamisburg, Ohio where they have consolidated the majority of the accounting, legal, management and other administrative functions.

The accompanying financial statements represent the combined financial position and results of operations for two NewPage paper mills located and operating in Biron, Wisconsin and Rumford, Maine (“the Business”). Within these financial statements “we”, “us” and “our” refers to the Business.

Divestiture of Rumford and Biron

On January 3, 2014, NewPage, Verso Paper Corp., (“Verso”) and Verso Merger Sub Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with NewPage surviving the Merger as an indirect, wholly owned subsidiary of Verso.

Completion of the Merger was subject to certain customary closing conditions including review by the United States Department of Justice (“DOJ”). On February 28, 2014, Verso and NewPage filed Notification and Report Forms with the DOJ and Federal Trade Commission. On December 31, 2014, Verso reached a settlement with the DOJ that permitted Verso to proceed with the Merger, subject to customary closing conditions. As part of the settlement process, the United States filed a civil antitrust lawsuit in the U.S. District Court for the District of Columbia alleging that Verso’s proposed acquisition of NewPage would violate the antitrust laws. At the same time, the United States filed a settlement that resolved the lawsuit and enabled the transaction to proceed. The settlement required the divestiture of NewPage’s paper mills in Biron, Wisconsin, and Rumford, Maine.

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On October 30, 2014, NewPage and two of its wholly-owned subsidiaries (NewPage Wisconsin System Inc. (“NewPage Wisconsin”), a Wisconsin corporation, and Rumford Paper Company (“Rumford”), a Delaware corporation) entered into an Asset Purchase Agreement (“APA”) with Catalyst Paper Holdings Inc. (“Catalyst”), a Delaware corporation. Pursuant to the APA and subject to its terms and conditions, NewPage Wisconsin and Rumford have agreed to sell to Catalyst certain assets and rights relating to the Business. NewPage and Catalyst consummated the transaction on January 7, 2015. The Merger was also consummated between NewPage and Verso on January 7, 2015.

2.	BASIS OF PRESENTATION

The accompanying combined carve-out financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared for the purpose of presenting the financial position of the Business and the results of its operations and cash flows in a Business Acquisition Report filed with Canadian securities regulatory authorities.

The NewPage paper mills are an integrated business and operate as a single business segment rather than stand-alone entities. The combined financial statements of the Business have been derived from the historical accounting records of NewPage and reflect the assets, liabilities, revenue and expenses directly attributable to the Business, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in invested equity and cash flows of the Business on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate, and management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the combined financial position, results of operations, changes in invested equity and cash flows of the Business in the future or what would have been achieved had the Business been operated as a separate, stand-alone entity during the periods presented.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and assumptions

The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Business may undertake in the future. Actual results could differ from these estimates.

Cash equivalents

The Business participated in a centralized cash management system with NewPage. Substantially all receipts and disbursements were processed through NewPage’s corporate office. Transactions relating to cash management have been included in invested equity.

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Concentration of credit risk

We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of accounts receivable are with paper merchants, printers and publishers. We limit our credit risk by performing ongoing credit evaluations and, when deemed necessary, by requiring accelerated payment terms, letters of credit, guarantees or collateral. For the year ended December 31, 2014, we had no sales to any customer exceeding 10.0% of net sales and no accounts receivable with any customer as of December 31, 2014 exceeding 10.0% of accounts receivable, net. For the year ended December 31, 2013 sales to our largest customer was 10.4% of net sales. Accounts receivable at December 31, 2013, relating to two customers were 12.6% and 11.0% of accounts receivable, net. Excluding net sales to NewPage, our ten largest customers accounted for approximately 53.8% and 57.4% of our net sales for the years ended December 31, 2014 and 2013, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for substantially all raw materials and finished goods. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost and first-in, first-out methods.

Amortizable intangible assets

Amortizable intangible assets, which consist primarily of trademarks/trade names and customer relationships, are stated at cost less accumulated amortization.

Trademarks/trade names and customer relationships are amortized on a straight-line basis with lives of 10 years and are evaluated periodically for potential impairment if events or circumstances indicate a possible inability to recover their carrying amounts.

Goodwill

We review the carrying value of goodwill for impairment in the fourth quarter of each year or more frequently, if an event or circumstance occurs that triggers such an interim review. The evaluation for goodwill impairment is performed by applying a two-step test. The first step is to compare the reporting unit’s fair value with its respective carrying value, including goodwill. If a reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized. If a reporting unit’s carrying value exceeds its fair value, an impairment charge is recorded equal to the difference between the carrying value of the reporting unit’s goodwill and the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Property, plant and equipment

Owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings, 5 to 30 years for machinery and equipment and 10 years for land improvements.

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Maintenance and outage costs

Maintenance costs for planned major maintenance shutdowns are deferred in the period in which the maintenance shutdowns occur and expensed ratably over the period until the next planned major shutdown, as we believe that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

Impairment of long-lived assets, other than goodwill

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If these circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset held for sale at the lower of its carrying amount or its fair value less cost to sell.

Derivative financial instruments

We periodically use derivative financial instruments as part of our overall strategy to manage exposure to market risks associated with natural gas price fluctuations. We do not hold or issue derivative financial instruments for trading purposes. We regularly monitor the credit-worthiness of the counterparties to our derivative instruments in order to manage our credit risk exposures under these agreements. Our risk of loss in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. These derivative instruments are measured at fair value and are classified as other assets or other long-term obligations on our combined balance sheets depending on the fair value of the instrument. For a derivative designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated other comprehensive income (loss) and is recognized in the combined statements of operations and comprehensive loss when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and derivative financial instruments not designated as hedges are recognized immediately in earnings.

Fair value of financial instruments

We measure the fair values of natural gas contracts based on natural gas futures contracts priced on the New York Mercantile Exchange (“NYMEX”).

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

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Landfills and other asset retirement obligations

We evaluate obligations associated with the retirement of tangible long-lived assets, primarily costs related to the closure and post-closure monitoring of our owned landfills, and record a liability when incurred. Subsequent to initial measurement, we recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

The following table represents the activity related to our asset retirement obligations included in other long-term liabilities in the accompanying consolidated balance sheets:

Asset retirement obligations - December 31, 2013 (Unaudited)	$5,490
Accretion expense	373
Adjustment to existing liabilities	(825)
Asset retirement obligations - December 31, 2014	$5,038

Pension and other postretirement benefits

NewPage maintains various defined benefit pension and other postretirement benefit plans in the United States. The NewPage plans are generally funded through payments to pension funds. For purposes of the accompanying combined carve-out financial statements, the Business has considered the NewPage plans to be multi-employer plans. Under the multi-employer approach to accounting for pension and other postretirement benefits, costs associated with these plans are allocated to the Business based on the costs associated with our participating employees as well as an allocation of costs associated with those NewPage participating employees that indirectly provide support to the Business. For the years ended December 31, 2014 and 2013, these allocated (benefit)/costs were approximately $(1,642) and $2,016 and are included in selling, general and administrative expenses in our combined statements of operations and comprehensive loss.

NewPage also sponsors defined contribution plans for certain U.S. employees. Employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion. NewPage may also contribute to the employee’s account depending upon the requirements of the plan. For certain employees, these NewPage contributions may be in the form of a specified percentage of each employee’s total compensation or in the form of discretionary profit-sharing that may vary depending on the achievement of certain company objectives. Certain of the U.S. defined contribution benefits are provided in accordance with collective bargaining agreements. Costs associated with these defined contribution plans are allocated to the Business based on the costs associated with our participating employees as well as an allocation of costs associated with those NewPage participating employees that indirectly provide support to the Business. For the years ended December 31, 2014 and 2013, these allocated costs were approximately $6,016 and $5,658 and are included in selling, general and administrative expenses in our combined statements of operations and comprehensive loss.

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Revenue recognition

We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at the time of shipment for sales where shipping terms transfer title and risk of loss at the shipping point. For sales where shipping terms transfer title and risk of loss at the destination point, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits, such as discounts and volume rebates, when the revenue is recognized based on historical experience. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales. We do not recognize sales taxes collected from customers as revenue; rather we record revenue on a net basis in our combined statements of operations and comprehensive loss.

International sales

We had net sales to customers outside of the United States of $122,848 and $145,194 for the years ended December 31, 2014 and 2013, respectively.

Income taxes

Our results of operations have historically been included in the consolidated federal income tax returns of NewPage and the state income tax returns of Maine and Wisconsin. The income tax amounts reflected in the accompanying combined financial statements have been determined as if the Business were held in a separate corporation which filed separate income tax returns, with funding of the income tax payments flowing to NewPage through Invested Equity.

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future. We recognize all income tax-related interest expense and statutory penalties imposed by taxing authorities as income tax expense.

Stock-based compensation

Certain employees of the Business participate in NewPage’s share based incentive plan under which stock options or stock awards may be granted to certain executives and management. NewPage uses the graded vesting attribution method for recognizing stock compensation cost whereby the cost for a stock award is determined on a straight-line basis over the service period for each separate vesting portion of the award as if the award was multiple awards. Stock based awards that will be settled in cash or otherwise require liability classification are recognized as a liability, which is re-measured at fair value as of each balance sheet date. The cumulative effect of the change in fair value is recognized in the period of the change as an adjustment to compensation cost.

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4.	RELATED PARTY TRANSACTIONS

These combined financial statements reflect allocated expenses associated with centralized NewPage support functions including: sales, legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. NewPage also allocated costs to the Business associated with office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the Business’ employees participating in NewPage sponsored plans. Allocations are based on a number of utilization measures including headcount, energy usage, wood consumption, capital spending and production tons. Where determinations based on utilization are impracticable, NewPage uses other methods and criteria such as net sales that are believed to be reasonable estimates of costs attributable to the Business. All such amounts have been deemed to have been paid by the Business to NewPage in the period in which the costs were recorded.

Central treasury activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt and interest rate, foreign currency and other risk management. All NewPage funding to the Business has been accounted for as capital contributions from NewPage and all cash remittances from the Business to NewPage have been accounted for as distributions to NewPage. Accordingly, no debt or related interest charges from NewPage are reflected in these combined financial statements. Although the Business has no direct indebtedness, substantially all of the assets of the Business have been pledged by NewPage as part of the collateral for corporate debt held by NewPage.

Significant changes could have occurred in the funding and operation of the Business if it operated as an independent, stand-alone entity, including incurring debt, which would have had a significant impact on its financial position and results of operations.

The Business produces and sells pulp to other NewPage mills. Pulp is sold to these mills at cost and was accounted for as a component of net sales and cost of sales. Net sales (and cost of sales) of pulp to other NewPage mills were $45,919 and $29,776 for the years ended December 31, 2014 and 2013.

5.	INVENTORIES

Inventories as of December 31, 2014 and 2013 consist of:

	2014	2013 (Unaudited)
Finished and in-process goods	$35,157	$55,408
Raw materials	18,077	16,722
Stores and supplies	21,151	17,560
	$74,385	$89,690

Approximately 71.6% and 80.4% of inventories at December 31, 2014 and 2013 are valued using the LIFO method. If inventories had been valued at current costs, they would have been valued at $69,614 and $85,267 at December 31, 2014 and 2013, respectively.

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During the year ended December 31, 2014, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at higher costs, the effect of which increased cost of goods sold and net loss by approximately $2,088 during 2014.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2014 and 2013 consist of:

	2014	2013 (Unaudited)
Land and land improvements	$4,803	$5,605
Buildings	25,490	24,287
Machinery and other	206,433	195,346
Construction in progress	3,783	3,750
	240,509	228,988
Less: accumulated depreciation and amortization	(58,586)	(28,954)
	$181,923	$200,034

7.	OTHER ASSETS

Other current assets as of December 31, 2014 and 2013 consist of:

	2014	2013 (Unaudited)
Deferred tax assets	$1,229	$2,296
Other	758	317
	$1,987	$2,613

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Other long-term assets as of December 31, 2014 and 2013 consist of:

		2013
	2014	(Unaudited)
Maintenance and outage, net	$9,248	$6,706
Customer relationships, net (Note 8)	9,238	10,394
Trademarks/trade names, net (Note 8)	5,133	5,774
Goodwill (Note 8)	-	2,532
Other	189	333
	$23,808	$25,739

8.	INTANGIBLE ASSETS

Goodwill

In December, 2012, NewPage recorded goodwill in connection with the adoption of fresh start accounting representing the excess of reorganization value over the fair value of identifiable net assets. See Note 3 for our policy on review of goodwill carrying value for impairment. For the accompanying combined financial statements, goodwill of $2,532 was allocated to the Business by NewPage. This allocation was based on the revenue of the Business in 2012 as a percentage of the consolidated NewPage revenue for 2012. No impairment was recorded in 2013. As a result of the transaction with Catalyst (see Note 1), we fully impaired the goodwill of the Business in 2014. This goodwill impairment charge of $2,532 is recorded in other expenses, net, on the combined statement of operations and comprehensive loss.

Amortizable intangible assets

Also in connection with the December, 2012 adoption of fresh start accounting by NewPage, intangible assets were identified and valued at their fair value. The life over which these intangible assets will be amortized is 10 years. See Note 3 for our policy on review of amortizable intangible assets carrying values for impairment. For the accompanying combined financial statements, Customer Relationships of $11,548 and Trademarks/Trade Names of $6,416 were allocated to the Business by NewPage effective December 31, 2012. This allocation was based on the revenue of the Business in 2012 as a percentage of the consolidated NewPage revenue for 2012. No impairment was recorded in 2014 and 2013.

Amortizable intangible assets as of December 31, 2014 and 2013 were comprised of the following:

	2014			2013 (Unaudited)
	Gross Carrying value	Accumulated Amortization	Net	Gross Carrying value	Accumulated Amortization	Net
Customer Relationships	$11,548	$2,310	$9,238	$11,548	$1,154	$10,394
Trademarks/Trade Names	6,416	1,283	5,133	6,416	642	5,774
	$17,964	$3,593	$14,371	$17,964	$1,796	$16,168

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Amortization expense related to amortizable intangible assets for 2014 and 2013 was $1,796 per year. We estimate that the amortization expense will be approximately $1,796 per year for each of the next five years. Actual amounts of amortization expense may differ from the estimated amounts due to changes in the carrying amount of those assets as a result of potential impairments, impairment charges of intangible assets, intangible asset additions, accelerated amortization of intangible assets, acquisitions and other factors.

9.	FINANCIAL INSTRUMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2014 and 2013, our financial assets and liabilities measured on a recurring basis consisted of natural gas financial hedge contracts. The fair values and carrying amounts of these contracts are not material to our combined financial statements for the periods presented. At December 31, 2014 and 2013, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value due to their short-term to maturity.

10.	OTHER LIABILITIES

Other current liabilities as of December 31, 2014 and 2013 consist of:

	2014	2013 (Unaudited)
Payroll and employee benefit costs	$15,264	$22,771
Rebates	5,562	4,132
Workers’ compensation	2,367	2,326
Freight	2,181	2,304
Energy	1,281	1,394
Other	1,826	2,309
Other current liabilities	$28,481	$35,236

Other long-term liabilities as of December 31, 2014 and 2013 consist of:

		2013
	2014	(Unaudited)
Deferred tax liabilities	$11,506	$33,705
Accrued workers’ compensation costs	7,438	7,365
Asset retirement obligations	5,038	5,490
Other	417	195
Other long-term liabilities	$24,399	$46,755

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11.	INCOME TAXES

Taxable income and/or loss generated by the Business has historically been included in the consolidated federal income tax returns of NewPage and certain of its state income tax returns. NewPage has allocated income taxes to the Business in the accompanying combined financial statements as if the Business were held in a separate corporation which filed separate income tax returns. We believe the assumptions underlying the allocation of income taxes are reasonable.

The principal current and non-current deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows.

	2014	2013 (Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$22,107	$3,601
Compensation-related costs	6,182	7,260
Intangible assets	5,872	7,313
Other accruals and reserves	2,688	2,742
Total deferred tax assets	36,849	20,916

Deferred tax liabilities:
Property, plant and equipment	(45,188)	(50,420)
Inventory	(1,937)	(1,905)
Total deferred tax liabilities	(47,125)	(52,325)

Net deferred tax liability	$(10,276)	$(31,409)

The significant components of the income tax provision (benefit) are as follows:

	Years Ended
	December 31,
	2014	2013 (Unaudited)
Deferred income tax benefit:
U.S. federal	$(18,932)	$(1,214)
State and local	(2,201)	(153)
Total deferred income tax benefit	(21,133)	(1,367)
Total income tax benefit	$(21,133)	$(1,367)

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The following table summarizes the major differences between the actual income tax benefit attributable to income (loss) before income taxes and taxes computed at the U.S. federal statutory rate:

	Years Ended
	December 31,
	2014	2013 (Unaudited)
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(19,818)	$(1,214)
Permanent differences	886	-
State and local income taxes, net of federal benefit	(2,201)	(153)
Income tax benefit	$(21,133)	$(1,367)

Effective tax rate	37.32%	39.41%

NewPage files income tax returns in the United States for federal and various state jurisdictions. As of December 31, 2014, periods beginning in 2012 are still open for examination by various taxing authorities.

The federal net operating loss carryforward at December 31, 2014 was $56,351 and expires between 2030 and 2032. NewPage’s emergence from Chapter 11 was considered a change of control for purposes of Section 382 of the Internal Revenue Code. As a result, we have limitations on the amount of net operating losses we are able to utilize on an annual basis. The permanent difference in 2014 is related to an impairment of goodwill.

Income tax-related interest expense and statutory penalties imposed by taxing authorities are recognized as income tax expense (benefit). No such interest or penalties have been incurred by the Business during the years ended December 31, 2014 and 2013.

12.	COMMITMENTS AND CONTINGENCIES

Contingencies

We are involved in various litigation and administrative proceedings that arise in the ordinary course of business. We believe the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, either individually or combined, will not have a material adverse effect on our financial condition, results of operation or liquidity.

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Commitments

We are party to fiber supply agreements that entitle us to purchase minimum volumes of wood at market prices for periods through 2022, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include a limitation of damages under which our maximum potential damages for default are based on a price per ton of wood not delivered, and excuse performance if the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The Business’ aggregate maximum amount of potential damages declines from approximately $9,356 per year in 2014 through 2022 and totals an aggregate of $36,460 for all periods. These contracts are assignable by either party with mutual consent.

13.	STOCK-BASED COMPENSATION

Certain employees of the Business have been granted NewPage stock options and stock awards under the NewPage 2012 Long-Term Incentive Plan (“2012 LTIP”). Grants under the 2012 LTIP could include stock options, stock appreciation rights, restricted stock awards, restricted stock units and other equity-based awards. In 2013, awards were granted to certain employees of the Business as well as other employees and directors of NewPage. These awards met liability classification requirements and are re-measured by NewPage at fair value as of each balance sheet date with the cumulative effect of changes in fair value recognized in the period of change as an adjustment to compensation cost. The stock options and restricted stock units have a term of 7 years from the grant date and vest over a four-year period from the grant date (25% on each anniversary of the grant date).

Costs associated with NewPage’s stock-based compensation are allocated to the Business based on the costs associated with our participating employees as well as an allocation of costs associated with those NewPage participating employees that indirectly provide support to the Business. This allocation is based on a blended factor of headcount and production tons. Included in selling, general and administrative expenses for the year ended December 31, 2014 and 2013 is stock-based compensation expense of $2,714 and $3,721, respectively, allocated to the Business.

For purposes of determining compensation expense, the grant date fair value per share of the stock options under the 2012 LTIP was estimated using the Black-Scholes option pricing model which requires the use of various assumptions including the expected life of the option, expected dividend rate, expected volatility and risk-free rate. The weighted-average grant date fair value of options granted in 2013 was $46.01 per option. There were no options granted in 2014. The key weighted-average assumptions used on the grant dates for determining the fair value of the stock options granted in 2013 were as follows: expected volatility of 55%; risk-free interest rate of 0.73%; expected life of options of 4.75 years; and dividend rate of 0.0%.

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The 4.75-year expected life (estimated period of time outstanding) of stock options granted in 2013 was estimated using the “simplified method” which utilizes the midpoint between the vesting dates and the end of the contractual term. This method is utilized due to the lack of historical exercise behavior of the participants in the NewPage 2012 LTIP. For all stock options granted during 2013, no dividends are expected to be paid over the term of the stock options, other than a special distribution in February 2014 associated with the Merger Agreement. The expected volatility rate for all stock options granted during 2013 is based on the historical volatilities of appropriate peer companies of NewPage. The risk-free interest rate is specific to the date of the grant using the yield on the 5-year U.S. Treasury bonds.

The key weighted-average assumptions used in NewPage’s December 31, 2014 fair value re-measurement of stock options outstanding under liability classification were: expected volatility of 39%; risk-free interest rate of 0.97%; expected life of options of 2.91 years; and dividend rate of 0.0%. The key weighted-average assumptions used in NewPage’s December 31, 2013 fair value re-measurement of stock options outstanding under liability classification were: expected volatility of 43%; risk-free interest rate of 1.20%; expected life of options of 3.8 years; and dividend rate of 0.0%.

The grant date fair value per share of the restricted stock units granted in 2014 and 2013 is equal to the fair value per share of NewPage common stock.

14.	LEASE OBLIGATIONS

We lease certain buildings, transportation equipment and office equipment under operating leases with terms of one to 5 years. Rental expense for the years ended December 31, 2014 and 2013 was $2,196 and $2,930, respectively, of which $893 and $990, respectively, was related to buildings, transportation equipment and office equipment of the Business and $1,303 and $1,940, respectively, was related to the allocation of rental expense related to corporate warehouses.

As of December 31, 2014, future minimum non-cancelable operating lease payments are as follows:

Operating Leases
2015	$359
2016	190
2017	58
2018	58
2019	58
Thereafter	-
Total minimum lease payments	$723

15.	RECENTLY ISSUED ACCOUNTING STANDARDS

There is no new accounting guidance issued which we have not yet adopted that is expected to materially impact our results of operations or financial position.

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16.	SUBSEQUENT EVENTS

Subsequent events were evaluated for possible adjustment and/or disclosure by the Business through April 2, 2015, which is the date on which the combined financial statements were available to be issued. No subsequent events requiring financial statement adjustment and/or disclosure have been identified.

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EXHIBIT B

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Unaudited Pro Forma Combined Financial Statements

(Expressed in millions of Canadian dollars)

CATALYST PAPER CORPORATION

Year ended December 31, 2014

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CATALYST PAPER CORPORATION

PRO FORMA UNAUDITED COMBINED BALANCE SHEET

As at December 31, 2014

(in millions of Canadian dollars)

	Catalyst Paper	Biron and Rumford Paper Mills 2(h)	Pro forma adjustments 2(h)	Note	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$10.9	$-	$21.2	2(f)	$32.1
Accounts receivable	110.9	52.8	-		163.7
Inventories	155.5	86.3	(4.3)	2(b)	237.5
Prepaids and other	4.6	2.3	(1.4)	2(c)	5.5
Assets held for sale	1.5	-	-		1.5
	283.4	141.4	15.5		440.3
Property, plant and equipment	379.3	211.0	(111.8)	2(d)	478.5
Intangibles	-	16.7	(16.7)	2(c)	-
Other assets	6.0	10.9	(8.7)	2(a)(f)	8.2
	$668.7	$380.0	$(121.7)		$927.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$137.3	$74.2	$4.3	2(g)	$215.8
Current portion of long-term debt	3.0	-	-		3.0
	140.3	74.2	4.3		218.8
Revolving debt	29.4	-	72.4	2(f)	101.8
Long-term debt	296.7	-	23.2	2(f)	319.9
Employee future benefits	282.4	-	11.1	2(e)	293.5
Other long-term obligations	15.5	28.3	11.6		55.4
	764.3	102.5	122.6		989.4

Equity
Share capital	144.9	-	-		144.9
Retained earnings (deficit)	(235.1)	277.5	(244.3)		(201.9)

Accumulated other comprehensive loss	(5.4)	-	-		(5.4)
	(95.6)	277.5	(244.3)		(62.4)

	$668.7	$380.0	$(121.7)		$927.0

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CATALYST PAPER CORPORATION

PRO FORMA UNAUDITED COMBINED STATEMENT OF LOSS

For the year ended December 31, 2014

(in millions of Canadian dollars, except per share amounts)

	Catalyst Paper	Biron and Rumford Paper Mills 3(h)	Pro forma adjustments 3(h)	Note	Pro Forma Combined

Sales	$1,109.3	$846.5	$-		$1,955.8
Operating expenses			-
Cost of sales, excluding depreciation and amortization	1,028.2	837.1	2.0	3(a) (b)	1,867.3
Depreciation and amortization	44.6	34.9	(15.8)	3(d)	63.7
Impairment and other closure costs	16.5	2.8	-		19.3
Selling, general and administrative	33.0	34.3	4.3	3(g)	71.6
Restructuring	0.5		-		0.5
	1,122.8	909.1	(9.5)		2,022.4
Operating loss	(13.5)	(62.6)	9.5		(66.6)
Interest expense, net	(35.5)	-	(6.7)	3(e)	(42.2)
F/X loss on long-term debt	(24.1)	-	(2.4)	3(f)	(26.5)
Other income, net	1.2	-	59.3	3(c)	60.5

Earnings (loss) before income taxes	(71.9)	(62.6)	59.7		(74.8)

Income tax expense (recovery)	0.4	(23.3)	29.2		6.3
	0.4	(23.3)	29.2		6.3

Net earnings (loss)	(72.3)	(39.3)	30.5		(81.1)

Basic and diluted net loss per share attributable to the company's common shareholders	(4.99)	-	-	4	(5.59)

Weighted average number of the company's common shares outstanding (in millions)	14.5	-	-	4	14.5

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1.	BASIS OF PRESENTATION

The pro forma unaudited combined balance sheet and statement of loss should be read in conjunction with the consolidated financial statements of Catalyst Paper Corporation (“Catalyst Paper” or “the company”) previously issued to the shareholders of Catalyst Paper and the combined financial statements of the Biron and Rumford Paper Mills included in this Business Acquisition Report. In the opinion of management, this unaudited pro forma combined balance sheet and statement of loss include all adjustments necessary for a fair presentation.

The unaudited pro forma combined balance sheet and statement of loss reflect the following transactions (“Transactions”):

•	the acquisition of the two paper mills pursuant to an Asset Purchase Agreement dated October 30, 2014 which closed on January 7, 2015 for total cash consideration of US$62.4 million; and

•	the financing of the acquisition through advances under the company’s ABL Credit Facility.

The pro forma unaudited combined balance sheet as of December 31, 2014 and statement of loss for the year ended December 31, 2014 are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are prepared from the audited consolidated balance sheet as of December 31, 2014 and statement of loss for the year ended December 31, 2014 of Catalyst Paper and the audited combined balance sheet and statement of operations and comprehensive loss of the Biron and Rumford Paper Mills for the year ended December 31, 2014. The pro forma unaudited combined balance sheet reflects the Transactions as if they occurred on December 31, 2014. The pro forma unaudited combined statement of loss reflects the Transactions as if they occurred on January 1, 2014.

The pro forma unaudited combined balance sheet and statement of loss may not necessarily be indicative of the results of operations which would have been achieved if the Transactions occurred on the dates noted above. In preparing these unaudited statements, no adjustments have been made to reflect the additional costs or savings that may result from the acquisition of the Biron and Rumford Paper Mills by Catalyst Paper.

This business combination was accounted for as an acquisition of the Biron and Rumford Paper Mills by Catalyst Paper and as such has been accounted for by the purchase method of accounting in accordance with U.S. GAAP. Accordingly, 100% of the results of operations of the Biron and Rumford Paper Mills will be included in the results of operations of Catalyst Paper on a consolidated basis, in periods subsequent to the acquisition date.

2.	PRO FORMA ADJUSTMENTS TO UNAUDITED COMBINED BALANCE SHEET

The following assumptions and adjustments have been made to adjust for significant differences in accounting policies between Catalyst Paper and the Biron and Rumford Paper Mills, where appropriate, and to reflect the transactions referred to in Note 1 as if they occurred on December 31, 2014:

(a)	Other assets were reduced by $10.7 million to adjust the Biron and Rumford Paper Mills’ accounting policy from deferring and amortizing major maintenance to a policy consistent with Catalyst Paper of recognizing major maintenance spending as a cost in the period incurred.

(b)	Finished goods inventories were reduced by $4.3 million to adjust the Biron and Rumford Paper Mills’ accounting policy for finished goods valuation from the last-in-first-out method to the three-month weighted average valuation method used by Catalyst Paper.

(c)	Adjustments to the balance sheet of the Biron and Rumford Paper Mills for assets and liabilities not being acquired or assumed by Catalyst Paper, including intangible assets of $16.7 million, deferred tax assets (classified as prepaids and other) of $1.4 million and deferred tax liabilities (classified as other long-term obligations) of $7.3 million.

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(d)	Property, plant and equipment were reduced by $111.8 million to reflect estimated fair value on acquisition.

(e)	Acquisition of the Biron and Rumford Paper Mills

The amount of cash consideration required to effect the acquisition on December 31, 2014 was $72.4 million (US$62.4 million dollars translated at an effective spot exchange rate on December 31, 2014 of 1.1601). For the purpose of the unaudited pro forma combined financial statements, it is assumed that the excess of the estimated fair value of net assets assumed over the purchase price (net of future income taxes) of $37.5 million is a bargain purchase gain recognized in the statement of loss.

The purchase price has been allocated based on estimated fair values of the assets acquired and liabilities transferred or assumed as follows:

Accounts receivable	$52.8
Inventory	82.0
Prepaids and other	0.9
PP&E	99.2
Other assets	0.2
Accounts payable and accrued liabilities	(74.2)
Employee future benefits	(11.1)
Other long-term obligations	(15.0)
Net fair value of assets acquired and liabilities assumed	134.8
Purchase price	72.4
Bargain purchase gain (gross of tax)	62.4
Deferred tax liability	(24.9)
Bargain purchase gain (net of tax)	$37.5

The total consideration and purchase price allocation above are preliminary and subject to adjustment in accordance with the APA. The total consideration and purchase price will be adjusted once the amounts have been determined.

In addition, for the purposes of the pro forma combined balance sheet included herein, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time of this pro forma combined balance sheet. The company will continue to review information and perform further analysis with respect to these assets and liabilities prior to finalizing the allocation of the purchase price.

(f)	Financing the acquisition of the Biron and Rumford Paper Mills

The acquisition of the assets was financed through advances under the company’s asset-based loan (ABL) Credit Facility. The company entered into an amendment to its ABL Credit Facility to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million. The ABL Credit Facility bears interest at bank prime plus margin.

The company also issued payment-in-kind (PIK) Toggle Senior Secured Notes due 2017 (Offered Notes) with a principal amount of US$25.0 million. The Offered Notes were issued at a 20% discount to face value with Catalyst Paper receiving gross proceeds under the Offering of US$20.0 million.

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Other assets were adjusted for deferred financial costs of $2.0 million related to the debt transactions described above.

(g)	An adjustment was made to accounts payable and accrued liabilities for transaction costs of $4.3 million incurred on the acquisition.

(h)	The combined balance sheet and pro forma adjustments of the Biron and Rumford Paper Mills were converted to Canadian dollars using the spot exchange rate of the Bank of Canada on December 31, 2014 of CDN$1.1601.

3.	PRO FORMA ADJUSTMENTS TO UNAUDITED COMBINED STATEMENT OF LOSS

The unaudited pro forma statement of loss has been prepared on the basis that the combined entity was in operation during the year ended December 31, 2014 and as if the proposed transaction described in Note 1 had been completed on January 1, 2014. The following pro forma adjustments have been reflected:

(a)	The unfavourable earnings impact of the accounting policy change related to major maintenance spending as described in note 2 (a) of $2.8 million.

(b)	The favourable earnings impact of the accounting policy change related to finished goods inventory valuation as described in note 2 (b) of $0.8 million.

(c)	The earnings impact of the bargain purchase gain arising from the acquisition of $59.3 million.

(d)	Depreciation on property, plant and equipment was adjusted by $15.8 million based on the fair values assigned over their estimated useful lives using Catalyst Paper’s depreciation policies.

(e)	Interest expense of $5.9 million and amortization of deferred financial costs related to the advances under the ABL Credit Facility and the Offered Notes of $0.8 million for the year ended December 31, 2014. The interest expense pertaining to the ABL Credit Facility has been calculated using the average USD LIBOR interest rate and interest on the Offered Notes reflect the 11% rate per annum and 20% discount described in note 2 (f).

(f)	An unfavourable foreign currency translation impact of $2.4 million on the advances under the US dollar denominated Offered Notes, reflecting the weakening of the Canadian dollar spot rate in 2014.

(g)	Transaction costs of $4.3 as described in note 2 (g).

(h)	The combined statement of loss and pro forma adjustments of the Biron and Rumford Paper Mills were converted to Canadian dollars using the average exchange rate of the Bank of Canada for the year ended December 31, 2014 of CDN$1.1045.

4.	BASIS OF CALCULATION FOR BASIC AND DILUTED EARNINGS PER SHARE

Pro forma basic and diluted earnings per share are calculated based upon the weighted average number of Catalyst Paper common shares outstanding. There are no material dilutive factors for the period presented. The weighted average number of common shares used in the calculation of basic pro forma and diluted earnings per share is 14,527,571 for the year ended December 31, 2014.

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